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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                              AST RESEARCH, INC.
                             (NAME OF THE ISSUER)

                         SAMSUNG ELECTRONICS CO., LTD.
                              AST RESEARCH, INC.
                      (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                   001907104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

               JAE CHANG LEE, ESQ.                               RANDALL G. WICK, ESQ.
          SAMSUNG ELECTRONICS CO., LTD.                    VICE PRESIDENT AND GENERAL COUNSEL
              SAMSUNG MAIN BUILDING                                AST RESEARCH, INC.
         250, 2-KA, TAEPYUNG-RO, CHUNG-KU                         16215 ALTON PARKWAY
               SEOUL, KOREA 100-742                             IRVINE, CALIFORNIA 92718
                011-82-2-727-7100                                    (714) 727-7777

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  COPIES TO:

     THOMAS D. MAGILL, ESQ.                HENRY LESSER, ESQ.                  GARY J. SINGER, ESQ.
   GIBSON, DUNN & CRUTCHER LLP            IRELL & MANELLA LLP                O'MELVENY & MYERS LLP
  JAMBOREE CENTER, 4 PARK PLAZA    333 SOUTH HOPE STREET, SUITE 3300  616 NEWPORT CENTER DRIVE, SUITE 1700
    IRVINE, CALIFORNIA 92714         LOS ANGELES, CALIFORNIA 90071      NEWPORT BEACH, CALIFORNIA 92660
         (714) 451-3800                      (213) 620-1555                      (714) 760-9600

          This statement is filed in connection with a tender offer.

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
              TRANSACTION VALUATION                               AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------
                 $170,507,667.60*                                      $34,102**
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 57,964,830 Shares outstanding as of April 21, 1997 less 26,389,336 Shares owned by Purchaser and its subsidiaries, multiplied by the offer price of $5.40 per Share.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:   $34,102        Filing Party: Samsung Electronics Co.,
                                                        Ltd.
 Form or Registration No.: Schedule 14D-1 Date Filed:   April 21, 1997

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

                                 INTRODUCTION

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), and AST Research, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company, and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement dated as of January 28, 1994 between the Company and American Stock Transfer and Trust Company, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 14, 1997, by and among Purchaser, the Company and AST Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("Sub"), which provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth therein (including, without limitation, the purchase of Shares pursuant to the Offer), Sub will be merged with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser or any subsidiary of Purchaser or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

  The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Special Committee (as such term is defined in the Offer to Purchase) and of the Board of Directors of the Company in connection with the transaction, the opinion of the Special Committee's financial advisor, and the Company's capital structure and projected and historical financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

  The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on the date hereof, of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the Schedules and Annexes thereto.

                             CROSS REFERENCE SHEET

   ITEM IN                                                          WHERE LOCATED
SCHEDULE 13E-3                                                     IN SCHEDULE14D-1
---------------                                                     ----------------
  Item 1(a)-(c).................................................... Item 1(a)-(c)
  Item 1(d)........................................................ *
  Item 1(e)........................................................ **
  Item 1(f)........................................................ *
  Item 2........................................................... Item 2
  Item 3........................................................... Item 3
  Item 4(a)........................................................ *
  Item 4(b)........................................................ **
  Item 5........................................................... Item 5
  Item 6(a)........................................................ Item 4(a)-(b)
  Item 6(b)........................................................ *
  Item 6(c)........................................................ Item 4(a)-(b)
  Item 6(d)........................................................ **
  Item 7(a)........................................................ Item 5
  Item 7(b)........................................................ *
  Item 7(c)........................................................ *
  Item 7(d)........................................................ *
  Item 8........................................................... *
  Item 9........................................................... *
  Item 10(a)....................................................... Item 6(a)
  Item 10(b)....................................................... **
  Item 11.......................................................... Item 7
  Item 12.......................................................... *
  Item 13(a)....................................................... *
  Item 13(b)-(c)................................................... **
  Item 14(a)....................................................... *
  Item 14(b)....................................................... **
  Item 15(a)....................................................... *
  Item 15(b)....................................................... Item 8
  Item 16.......................................................... Item 10(f)
  Item 17.......................................................... Item 11

--------
*  The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

  (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER--11. Dividends and Distributions" is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger" and "THE TENDER OFFER--6. Price Range of Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) This Statement is being filed by Purchaser and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference. The name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment or occupation was conducted, of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

  (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser. During the last five years, neither the Company nor, to the best knowledge of the Company or Purchaser, any director or executive officer of the Company, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser. The citizenships of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--The Merger Agreement", "THE TENDER OFFER--
1. Terms of the Offer; Expiration Date", "THE TENDER OFFER--2. Procedure for Accepting the Offer and Tendering Shares", "THE TENDER OFFER--3. Withdrawal Rights", "THE TENDER OFFER--4. Acceptance for Payment and Payment for Shares", "THE TENDER OFFER--11. Dividends and Distributions", "THE TENDER OFFER--13. Certain Conditions of the Offer", "THE TENDER OFFER--14. Certain Legal Matters; Regulatory Approvals" and "THE TENDER OFFER--16. Miscellaneous" is incorporated herein by reference.

  (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

  (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The response to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER--15. Fees and Expenses" is incorporated herein by reference.

  (c) The response to Item 4(a)-(b) of the Schedule 14D-1 is incorporated herein by reference.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger" is incorporated herein by reference.

  (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger", "THE TENDER OFFER--5. Certain Federal Income Tax Consequences" and "THE TENDER OFFER--12. Effects of the Offer on the Market for Shares; NASDAQ National Market System and Exchange Act Registration" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS--Position of Purchaser Regarding the Fairness of the Offer and the Merger", "SPECIAL FACTORS-- Analysis of Financial Advisor to Purchaser", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger" and Annex B is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS-- Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS--Position of Purchaser Regarding the Fairness of the Offer and the Merger", "SPECIAL FACTORS--Analysis of Financial Advisor to Purchaser" and in Annex B is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The response to Item 6(a) of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS--Beneficial Ownership of Shares" are incorporated herein by reference.

  (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS--Beneficial Ownership of Shares" are incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer and the Merger", "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Position of Purchaser Regarding the Fairness of the Offer and the Merger", "SPECIAL FACTORS-- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS--Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Rights of Stockholders in the Merger" and Annex C is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER--7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal year ended December 28, 1996, the six-month period ended December 30, 1995, and the fiscal year ended July 1, 1995, are attached to the Offer to Purchase as Schedule III thereto, and are incorporated herein by reference.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" and "THE TENDER OFFER--12. Effects of the Offer on the Market for Shares; NASDAQ National Market System and Exchange Act Registration" is incorporated herein by reference.

  (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (a)     Not applicable.
 (b)(1)  Opinion of Morgan Stanley & Co. Incorporated dated April 14, 1997
         (included as Annex B to Exhibit (d)(1)).
 (b)(2)  Presentation materials prepared by Morgan Stanley & Co. Incorporated, presented to the Special Committee of the Board of Directors of the
         Company on April 14, 1997.
 (b)(3)  Presentation materials prepared by Salomon Brothers Inc, presented to senior executives of Purchaser on January 27, 1997.
 (c)(1)  Agreement and Plan of Merger, dated as of April 14, 1997, by and among the Company, Purchaser, and AST Acquisition, Inc. (included as Annex A to Exhibit (d)(1)).
 (d)(1)  Offer to Purchase, dated April 21, 1997 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1).
 (d)(2)  Letter of Transmittal (incorporated herein by reference to Exhibit
         (a)(2) to the Schedule 14D-1).
 (d)(3)  Notice of Guaranteed Delivery (incorporated herein by reference to
         Exhibit (a)(3) to the Schedule 14D-1).
 (d)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule 14D-1).
 (d)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated herein by reference to
         Exhibit (a)(5) to the Schedule 14D-1).
 (d)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated herein by reference to Exhibit
         (a)(6) to the Schedule 14D-1).
 (d)(7)  Summary Advertisement, dated April 21, 1997 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-1).
 (d)(8)  Press Release, dated April 21, 1997, issued by Purchaser (incorporated herein by reference to Exhibit (a)(10) to the Schedule 14D-1).
 (e)     Description of Appraisal Rights (included as Annex C to Exhibit
         (d)(1)).
 (f)     Not applicable.

                                   SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AST RESEARCH, INC.

                                                   /s/ Young Soo Kim
                                          By: _________________________________
                                          Name:  Young Soo Kim
                                          Title: President and Chief Executive
                                                 Officer

                                          SAMSUNG ELECTRONICS CO., LTD.

                                                   /s/ Jae Chang Lee
                                          By: _________________________________
                                          Name:  Jae Chang Lee
                                          Title: Director/General Legal Counsel

Dated: April 21, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (a)     Not applicable.
 (b)(1)  Opinion of Morgan Stanley & Co. Incorporated dated April 14, 1997
         (included as Annex B to Exhibit (d)(1)).
 (b)(2)  Presentation materials prepared by Morgan Stanley & Co. Incorporated, presented to the Special Committee of the Board of Directors of the
         Company on April 14, 1997.
 (b)(3)  Presentation materials prepared by Salomon Brothers Inc, presented to senior executives of Purchaser on January 27, 1997.
 (c)(1)  Agreement and Plan of Merger, dated as of April 14, 1997, by and among the Company, Purchaser, and AST Acquisition, Inc. (included as Annex A to Exhibit (d)(1)).
 (d)(1)  Offer to Purchase, dated April 21, 1997 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1).
 (d)(2)  Letter of Transmittal (incorporated herein by reference to Exhibit
         (a)(2) to the Schedule 14D-1).
 (d)(3)  Notice of Guaranteed Delivery (incorporated herein by reference to
         Exhibit (a)(3) to the Schedule 14D-1).
 (d)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees (incorporated herein by reference to Exhibit (a)(4) to the Schedule 14D-1).
 (d)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated herein by reference to
         Exhibit (a)(5) to the Schedule 14D-1).
 (d)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated herein by reference to Exhibit
         (a)(6) to the Schedule 14D-1).
 (d)(7)  Summary Advertisement, dated April 21, 1997 (incorporated herein by reference to Exhibit (a)(7) to the Schedule 14D-1).
 (d)(8)  Press Release, dated April 21, 1997, issued by Purchaser (incorporated herein by reference to Exhibit (a)(10) to the Schedule 14D-1).
 (e)     Description of Appraisal Rights (included as Annex C to Exhibit
         (d)(1)).
 (f)     Not applicable.